CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
laz.rothstein@cdii.net
January 13, 2012

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
James Lopez
Shaz Niazi
Adam Turk

Re:	China Direct Industries, Inc.
Schedule 14A Filed October 18, 2010

File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is in receipt of the staff’s comment letter dated November 15, 2011 and its supplemental comment letter dated December 28, 2011. Following are the Company’s responses to the staff’s comments.

Preliminary Proxy Statement on Schedule 14A

General

1.           We note that you have outstanding comments on your Form 10-K for the fiscal year ended September 30, 2010 and other periodic reports. Please note that these comments must be resolved prior to filing and mailing the definitive proxy statement.

RESPONSE: By letter dated December 7, 2011, the staff confirmed completion of its review of our Form 10-K for the fiscal year ended September 30, 2010 and other periodic reports identified in the December 7, 2011 letter.

2.           [From the November 15, 2011 staff comment letter.] It is unclear why you have not provided the pro forma and target company information required by Item 14(b)(8)-(11) of Schedule 14A and the target company information required by Item 14(c)(2) of Schedule 14A.  Please revise to include such information or provide us with a thorough analysis of why such disclosure is not required.

RESPONSE: The Company incorporates herein by reference, its response to comment no. 2 included in its November 28, 2011 letter to the staff.  The Company’s response is supplemented by its response below to comment no. 2 from the staff’s December 28, 2011 letter.

2.           [From the December 28, 2011 staff comment letter.] We partially reissue comment two of our letter dated November 15, 2011.  We note your correspondence dated November 28, 2011, but it remains unclear why you believe you are not required to provide the non-financial disclosure required by Item 14(c)(2) of Schedule 14A.  Please advise why you believe you are not required to disclose such information with respect to the target companies or revise the preliminary proxy statement accordingly.

RESPONSE: The Company will provide the non-financial disclosure required by Item 14(c)(2) of Schedule 14A to the extent applicable in Amendment No. 1 to its preliminary proxy statement (“Amendment No. 1”) which will be filed contemporaneously with the submission of this response. Based on discussions with staff, we have provided the disclosure required by Form S-4, Items 17(b) (1), (2) (6) and (10) to the extent applicable to entities to be acquired by the Company.  The Company directs the staff to the additional disclosure provided on pages 40 to 43 of Amendment No. 1.

3.           We note the reference to an appraisal on page 22 and elsewhere. Please revise to provide the disclosure required by Item 14(b)(6) of Schedule 14A regarding reports, opinions, appraisals and negotiations consistent with Item 1015 of Regulation M-A, or advise.

RESPONSE: The Company has included the requested information on page 9 and pages 24  to 28 in Amendment No. 1.

Letter to Shareholders

4. Please revise here and the Q&A to briefly state the purpose and consequences of the transactions, and include the total proposed value based on recent trading prices.

RESPONSE: The Company has included the requested information in the revised Letter to Shareholders included in Amendment No. 1 and on page 2.

Background of the Share Transfer, page 18

5.           Please revise to clarify the “alternative valuation methodologies” that were discussed by Dr. Wang, as referenced on pages 18 and 21.

RESPONSE: The Company has included the requested information on pages 19 and 20 in Amendment No. 1.

6.           Please revise this section to provide more detailed disclosure of the process and factors involved in arriving at the final amount of consideration offered in the transactions.  In this regard, provide the reasons for the changes in consideration between the various proposals and drafts outlined in this section to the extent not already provided.

RESPONSE: The Company has included the requested information on pages 20, 22 and 23 in Amendment No. 1.

The Transfer Agreements and Management Agreements, page 28

7.           We note your statements in this section that the terms and information of the transfer agreements are “not intended to provide any other public disclosure of factual information about the Company and should not be “relied upon.” Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

RESPONSE: The Company has deleted any reference to the “non-reliance” language noted in the staff’s comment no. 7 in Amendment No.  See page 34 of Amendment No. 1.

Interest of Certain Persons in Matters to be Acted Upon, page 36

8.           Please revise this section to provide all of the information required by Item 5(a) of Schedule 14A. For example, please clarify the percentage beneficial ownership the persons described in this section have in each of the entities involved in the transaction and the relationship between such entities as necessary to clearly describe any direct or indirect interest in the matters to be acted upon.  Please also specifically describe the payments and benefits to be received by these individuals under the Management Agreement.

RESPONSE: The Company has included the requested information on page 43of Amendment No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Amendment No. 1 also includes changes related to an amendment to the agreement to purchase Marvelous Honor Holding, Inc. and the correction of typographical errors. All changes are identified by Edgar revision marks in Amendment No. 1 as filed with the SEC.

In furtherance of the Company’s response to the staff’s comment letters dated November 15, 2011 and December 28, 2011 on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Lazarus Rothstein
Lazarus Rothstein
Executive Vice President and General Counsel

 cc:        Dr. James (Yuejian) Wang, CEO
Hernan G. Welch, CFO
Sherb & Co., LLP